NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) – TSX; (PGH) – NYSE
PENGROWTH ENERGY TRUST ANNOUNCES TRANSITION TO
INTERNALIZED MANAGEMENT AND THE CONTINUATION OF
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
(Calgary, February 6, 2009) /Marketwire/ – The Board of Directors of Pengrowth Corporation (the “Corporation”) administrator of Pengrowth Energy Trust (“Pengrowth” or the “Trust”) is pleased to announce the conclusion of arrangements regarding the expiry of the management agreement with Pengrowth Management Limited on June 30, 2009.
Upon termination of the contract, Mr. James S. Kinnear will continue in the capacity of Chairman and Chief Executive Officer of the Corporation under the terms of a traditional executive contract. Mr. Kinnear is the founder of Pengrowth which was one of the original energy royalty trusts in Canada. Corporate governance will be further strengthened with the appointment of Mr. John B. Zaozirny, director of the Corporation since its inception in 1988, to the new role of Vice Chairman and Lead Independent Director effective immediately and the Corporation will continue its program of succession planning to ensure continued strength in the executive ranks. A schedule for the transition of activities which have been historically conducted by Pengrowth Management Limited to Pengrowth Corporation has also been agreed to.
“The combination of having Mr. Kinnear continue as Chairman and CEO along with the transition plan will provide the Corporation with strong leadership and continuity in uncertain times,” said Mr. Zaozirny. “I am pleased with the outcome. This is the final step in the orderly transition to a traditional corporate structure, which commenced approximately 6 years ago.”
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224   Toll Free: 1-888-744-1111   Facsimile: (403) 693-8889
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Telephone: (403) 213-9684   Facsimile: (403) 781-9757